August 14, 2009

Jennifer Gowetski
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CreXus Investment Corp.
Amendment No. 1 to Form S-11
Filed July 31, 2009
File No. 333-160254

Dear Ms. Gowetski:

     On behalf of our client, CreXus Investment Corp., a Maryland corporation (“CreXus”), set forth below are the responses of CreXus to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the comments received in a letter dated August 11, 2009 (the “Comment Letter”) regarding the above referenced Amendment No. 1 to Form S-11 (the “S-11”).

     CreXus is filing today Amendment No. 2 to the S-11. This document has been revised to provide additional disclosure in response to the Comment Letter. Set forth below are CreXus’s point-by-point responses to the Comment Letter. All capitalized words used herein and not defined have the respective meanings ascribed to them in the S-11.

Amendment No. 1 to Form S-11

Our Strategy, page 3

     1. We note your response to comment 7 and your revised disclosure that 20% to 40% of your assets will consist of CMBS, other commercial real estate assets and Agency RMBS. Please revise to provide your anticipated holdings in each of CMBS, Agency RMBS and other commercial real estate assets. In addition, we note that you state that, at the outset, you expect your portfolio to be weighted toward CMBS. Please revise to clarify whether you expect to initially deploy at least a majority of the proceeds from this offering in CMBS.

Jennifer Gowetski
August 14, 2009

     Response

     The disclosure has been revised in response to this comment. See pages 4 and 78.

Experienced Management Team, page 6

     2. We note your response to comment 9 and your revised disclosure. You state that your Manager’s senior management team includes “individuals with extensive experience in the residential mortgage industry.” Please expand this disclosure to explain in greater detail this experience, as it pertains to your target investments.

     Response

     The disclosure has been revised by removing the above-mentioned reference.

Summary Risk Factors, page 7

     3. We note your response to comment 12 and the revised disclosure that your target asset classes are different from those of other entities that are or have been managed by Annaly and your manager. Please revise to clarify, if true, that Annaly and your manager have no experience managing CMBS, commercial real estate loans and securities or other commercial real estate assets.

     Response

     The disclosure has been revised in response to this comment. See pages 6 and 17.

Use of Proceeds, page 57

     4. We note your response to comment 16 and your revised disclosure. Please include in the risk factors section any material risks related to these investments.

     Response

     CreXus advises the Staff that an additional risk factor with respect to Agency RMBS has been added and that it believes there are no material risks, other than those already disclosed, with respect to these target assets. See pages 27-29.

Jennifer Gowetski
August 14, 2009

Distribution Policy, page 58

     5. We note your response to comment 17 and that you “do not expect to fund” quarterly distributions from the proceeds of this offering. However, if you may use proceeds from the offering to fund such distributions, please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects, and state that funding distributions using offering proceeds could constitute a return of capital, which would have the effect of reducing the shareholder’s basis in your stock. Alternatively, please state that you will not fund quarterly distributions from offering proceeds.

     Response

     The disclosure has been revised in response to this comment. See page 57.

Our Financing Strategy, page 82

     6. We note your revised disclosure in response to comment 21. Please confirm that these ratios relate to both your initial and long-term plans regarding use of leverage.

     Response

     The disclosure has been revised in response to this comment. See pages 4 and 80-81.

     7. We reissue comment 22. We note your added disclosure that you cannot provide assurance that you will be able to obtain such financing, but please revise to clarify whether delays or uncertainties associated with the government funding programs may cause you to postpone your initial acquisitions until such funding becomes available or to utilize alternate sources of financing.

     Response

     The disclosure has been revised in response to this comment. See pages 4 and 80-81.

Historical Performance, page 88

     8. Please tell us when the offering periods closed for each program you discuss.

Jennifer Gowetski
August 14, 2009

     Response

      CreXus advises the Staff that none of the “programs” discussed in the S-11 has an “offering period.” Each of these vehicles has a perpetual existence and accesses the market to raise funds from time to time as market conditions permit.

     9. We note your response to comment 23. Please indicate, by footnote or otherwise in Table I for each program, that Annaly, Chimera, and the FIDAC Funds fully invest the funds they raise within a few weeks.

     Response

     The disclosure has been revised in response to this comment. See pages 88, 90, and 93.

     10. Please revise your disclosure to clarify which programs are included in each of your tables and please disclose, as applicable, by footnote or otherwise, that these programs do not have similar investment objectives to you.

     Response

      The disclosure has been revised to make clear that none of the “programs” has an investment objective similar to CreXus. See page 86.

     11. We note your response to comment 26 and the revised disclosure that the performance of vehicles that invest in non-Agency RMBS has been adversely affected by difficult market conditions during 2008 and 2009 due to significant dislocations in the financial markets and a decline in the value of residential mortgage assets. Please revise your disclosure on pages 91, 93 and 96 to explain what you mean by dislocations in the financial markets and describe how the decline in the value of residential mortgage assets has impacted these programs.

     Response

     The disclosure has been revised in response to this comment. See pages 90, 91, and 94.

Jennifer Gowetski
August 14, 2009

     12. Please revise Table II for each of Annaly, Chimera and FIDAC – Nonpublic Programs to include all amounts paid to the sponsor from operations, including management fees, reimbursements and any other compensation.

     Response

     Table II for each of Chimera and FIDAC has been revised in response to this comment. See pages 91 and 93. CreXus advises the Staff that Annaly, as a self-managed REIT, does not have a sponsor or a manager and accordingly, there are no such fees, reimbursements or other compensation.

     13. We note Table III for Annaly on page 91. Please include similar information for Chimera or tell us why you believe that it is not appropriate.

     Response

     CreXus respectfully informs the Staff that the statements for each of Annaly and Chimera record and report financial information in slightly different manner, and accordingly their respective Table III disclosure does not contain identical information. CreXus has, however, added additional information to Table III for Chimera to make the disclosures as comparable as possible. See page 92.

Financial Statements and Notes

Note 4 – Management Agreement and Related Party Transactions, page F-5

     14. We have read your response to comment 38 and will continue to monitor the issue.

     Response

     CreXus respectfully informs the Staff that once the management fee has been finalized, the following disclosure will be added to Footnote 4:

Jennifer Gowetski
August 14, 2009

The Company will enter into a management agreement with FIDAC, which provides for an initial term through December 31, 2013 with automatic one-year extension options and subject to certain termination rights. Under the management agreement, the Company will be obligated to pay FIDAC a management fee quarterly in arrears in an amount equal to     % per annum, calculated quarterly, of the Company’s stockholders equity. For purposes of calculating the management fee, the Company’s stockholders equity means the sum of the net proceeds from any issuances of the Company’s equity securities since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus the Company’s retained earnings at the end of such quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that the Company pays for repurchases of its common stock, and less any unrealized gains, losses or other items that do not affect realized net income (regardless of whether such items are included in other comprehensive income or loss, or in net income). This amount will be adjusted to exclude onetime events pursuant to changes in GAAP and certain non-cash charges after discussions between FIDAC and the Company’s independent directors and approved by a majority of the Company’s independent directors. The management fee will be reduced, but not below zero, by the Company’s proportionate share of any management fees FIDAC receives from any investment vehicle in which the Company invests, based on the percentage of equity the Company holds in such vehicle.

      In response to Item 39 in the Staff comment letter dated July 23, 2009, draft copies of legality and tax opinions are attached hereto as Exhibit A and Exhibit B, respectively, for the Staff’s review.

Jennifer Gowetski
August 14, 2009

     If you any questions or comments, please call me at (202) 778-9401 at your earliest convenience.

Very truly yours,

Phillip J. Kardis II

cc:	R. Nicholas Singh, Esq.
Valerie Ford Jacob, Esq.
Paul D. Tropp, Esq.

Exhibit A

Opinion of K&L Gates LLP

September [   ], 2009

CreXus Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

Re: Registration of Shares on Form S-11

Ladies and Gentlemen:

     We have acted as counsel for CreXus Investment Corporation, a Maryland corporation (the “Company”), in connection with a Registration Statement on Form S-11 filed on June 26, 2009 and all amendments thereto (collectively, “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), for the registration of shares of common stock, $0.01 par value per share, of the Company (collectively, the “Shares”). Capitalized terms used but not defined herein shall have the meanings given to them in the Registration Statement.

     You have requested our opinion as to the matter set forth below in connection with the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, the Company’s Articles of Incorporation, as amended and supplemented, and Bylaws, as amended, the underwriting agreement between the Company and the underwriters named therein with respect to the Shares (the “Underwriting Agreement”), and the corporate actions of the Company that provide for the adoption and subsequent amendments of the Registration Statement and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company in rendering our opinion. We have further assumed the legal capacity of natural persons. We have not verified any of those assumptions.

     Our opinion set forth below is limited to the Maryland General Corporation Law, including the applicable provisions of the Maryland Constitution and reported judicial decisions interpreting those laws.

     Based upon and subject to the foregoing, it is our opinion that:

     1. The Company is a corporation duly incorporated and existing and in good standing under the laws of the State of Maryland.

     2. The Shares have been duly authorized for issuance by the Company and, when and if issued and delivered against payment therefor in accordance with the Underwriting Agreement, will be validly issued, fully paid and nonassessable.

CreXus Investment Corporation
September [   ], 2009

     The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

     This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations thereunder.

Yours truly,

/s/ K&L Gates LLP

Exhibit B

Opinion of K&L Gates LLP

September [   ], 2009

CreXus Investment Corp.
1211 Avenue of the Americas
Suite 2902
New York, New York 10036

Re:	Status as a Real Estate Investment Trust; Information in the
Registration Statement under the heading “Certain Federal
Income Tax Considerations”

Dear Sir or Madam:

     In connection with the initial public offering of shares of common stock in CreXus Investment Corp., a Maryland corporation (the “Company”), pursuant to the Registration Statement on Form S-11, filed with the Securities Exchange Commission on June 26, 2009, as amended (the “Registration Statement”), you have requested our opinion concerning (i) the qualification and taxation of the Company as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the information in the Company’s Registration Statement under the heading “Certain Federal Income Tax Considerations.”

     In formulating our opinions, we have reviewed and relied upon the charter of the Company and the Registration Statement. In addition, we have relied upon the Company’s certificate (the “Officer’s Certificate”), executed by a duly appointed officer of the Company, setting forth certain factual representations relating to the organization and proposed operation of the Company. Where such factual representations in the Officer’s Certificate involve terms defined in the Code, the regulations promulgated by the Department of the Treasury (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have explained such terms to the Company’s representatives and we are satisfied that the Company’s representatives understand such terms and are capable of making such factual representations. We have also relied upon representations that the information presented in the Registration Statement accurately and completely describes all material facts. We have not verified any of those assumptions.

     In rendering these opinions, we have assumed that the Company will be operated in the manner described in its organizational documents and in the Registration Statement.

Based upon and subject to the foregoing, it is our opinion that:

CreXus Investment Corp.
September [   ], 2009

     1. Commencing with its taxable year ending December 31, 2009, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and the Company’s proposed method of operation, as described in the Registration Statement and as represented in the Officer’s Certificate, will enable it to satisfy the requirements for qualification as a REIT under the Code.

     2. The statements in the Registration Statement under the heading “Certain Federal Income Tax Considerations”, to the extent that such statements constitute matters of law, summaries of legal matters, or legal conclusions, have been reviewed by us and are correct in all material respects and accurately describes the federal income tax considerations that are likely to be material to a holder of the Company’s common stock.

     Our opinion is based on the Code, the Regulations, and the interpretations of the Code and such Regulations by the courts and the Service, all as they are in effect and exist at the date of this letter. It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Other than as expressly stated above, we express no opinion on any issue relating to the Company or any investment therein.

     These opinions are being provided to the Company in connection with the filing of the Registration Statement. Only the Company and those who purchase common stock offered pursuant to the Registration Statement may rely on these opinions. Without our prior written consent, it may not be relied upon by any other person or entity or used for any other purpose. Notwithstanding any express or implied agreement, arrangement, or understanding to the contrary, the Company (and any employee, representative, or other agent of the Company) may disclose this opinion to any and all persons.

     We consent to the reference to our firm under the caption “Certain Federal Income Tax Considerations” in the Registration Statement and to the reproduction and filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, nor do we admit we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in the Securities Act of 1933, as amended.

Very truly yours,

/s/K&L Gates LLP